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                                                              Page 1 of 9 Pages


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1     )*
                                          ---------

                    American Business Computers Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  024759 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

           William B. Moore, Vice President
           Whitman Corporation, 111 East Wacker Drive, Chicago, IL 60601 (312/565-3131)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 8, 1991
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D

CUSIP NO.  024759 10 2                                    Page  2  of  9  Pages
          -------------                                        ---    ---


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification Nos. of Above
     Person

          Whitman Corporation
          36-6076573
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

          WC
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                  / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

          Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                  895,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                     895,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          895,000
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                           / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          6.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
          CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 024759 10 2                 13D                Page  3  of  9  Pages
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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements the statement on Schedule 13D dated
May 4, 1989 (the "Schedule 13D") relating to the common stock, par value $.01 per share, of American Business Computers Corporation, a Florida corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c)     The name, business address and principal occupation of
                       each of the directors and executive officers of Whitman are set forth in SCHEDULE 1A attached hereto.

         (d) - (e)     No material change.

         (f)           No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION

         Whitman acquired 1,000,000 shares of Common Stock at the time Hussmann entered into certain license, technical assistance, services and purchasing agreements with a subsidiary of the Issuer, relating to the manufacture, distribution, lease and sale of soft drink dispensing machines. Hussmann has determined that it will no longer manufacture soft drink dispensing equipment in order to concentrate on producing refrigeration and merchandising systems for supermarkets and convenience stores, its core businesses. Accordingly, Whitman has determined to sell, from time to time, in open market or private transactions, the shares of Common Stock acquired by Whitman.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Amendment No. 1, Whitman owned through Hussmann an aggregate of 895,000 shares of the Issuer's Common Stock. These shares constitute approximately 6.6% of the Issuer's outstanding Common Stock. To the knowledge of Whitman, none of the persons listed in SCHEDULE 1A owns any shares of the Issuer's Common Stock.

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CUSIP NO. 024759 10 2                 13D                Page  4  of  9  Pages
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         (b)  Whitman possesses the sole power to vote or direct the vote and the sole power to dispose of or to direct the disposition of all shares of the Common Stock beneficially owned or controlled by Whitman. Such shares have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3 under the Securities Act.

         (c) On March 27, 1991, Whitman sold through Hussmann 20,000 shares of Common Stock for $13.75 per share. On April 3, 1991, Whitman sold 20,000 and 25,000 shares of Common Stock for $14.375 and $14.50 per share, respectively. On April 4, 1991, Whitman sold 40,000 shares of Common Stock for $14.625 per share. Such shares were sold through the National Association of Securities Dealers Automated Quotation/National Market System.

         (d)  No material change.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         SCHEDULE 1A - Directors and Executive Officers of Whitman.

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CUSIP NO. 024759 10 2                 13D                Page  5  of  9  Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 1991              WHITMAN CORPORATION


                                  By:  /s/ William B. Moore
                                       ------------------------------
                                       William B. Moore
                                       Vice President

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CUSIP NO. 024759 10 2                 13D                Page  6  of  9  Pages
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                                 EXHIBIT INDEX

                                                          Sequential
     Exhibit                                              Page No.
     -------                                              ----------

Schedule 1A - Directors and Executive                          7
 Officers of Whitman Corporation